FORUM FUNDS

                                 CODE OF ETHICS
                                   APPENDIX A

                        ADDITIONAL PROVISIONS PURSUANT TO
                  SECTION 406 OF THE SARBANES-OXLEY ACT OF 2002


SECTION 1: COVERED OFFICERS/PURPOSE

         This Appendix A has been adopted pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 (the "Act") and applies solely to the principal executive, financial, and accounting officers of the Trust (each a "COVERED OFFICER").

         This Appendix has been adopted for the specific purpose of promoting honest and ethical conduct, compliance with applicable laws and governmental rules and regulations and accountability for adherence to the Code. Each Covered Officer should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to conflicts of interest.

         The Covered Officers and the date of effectiveness of this Appendix to them are:

         David I. Goldstein, August 28, 2003

         Stacey E. Hong, August 28, 2003

SECTION 2: CONFLICTS OF INTEREST

         A "conflict of interest" occurs when a Covered Officer's private interest interferes with the interests of, or the officer's service to, the Trust. For example, a conflict of interest would arise if a Covered Officer receives improper personal benefits as a result of the Covered Officer's position with the Trust. Conflicts may arise from, or as a result of, the contractual relationship between the Trust and its service providers, of which a Covered Officer is also an officer or employee. A Covered Officer may also be an officer or employee of one or more other investment companies covered by other similar codes. Such service, by itself, does not give rise to a conflict of interest.

         As applicable to a Covered Officer, the following must be approved by the Chairman of the Trust's audit committee ("COMMITTEE"): '".

         (i) service on the board of directors or governing board of a publicly traded entity;
         (ii) the receipt of any non-nominal gifts from persons or entities who have or are seeking business relationships with a Trust;
         (iii) the receipt of any entertainment from any company with which the Trust has current or prospective business dealings unless such entertainment is business-related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety;


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         (iv) any  ownership  interest  (material  to the  officer)  in,  or any consulting or employment relationship with, any entities doing business with the Trust, other than its service providers or their respective affiliates.
         (v)  any  direct  or  indirect   financial   interest  in  commissions,
         transaction charges or spreads paid by the Trust for effecting portfolio transactions or for selling or redeeming shares other than an interest arising from the Covered Officer's employment with the Trust's service providers or their respective affiliates.

SECTION 3. REQUIRED DUTIES

A Covered Officer shall:

         (i) become familiar with the disclosure requirements generally applicable to the Trust;
         (ii) not knowingly misrepresent, or cause others to misrepresent, facts about the Trust to others;
         (iii) to the extent appropriate, consult with other officers and employees of the Trust and its service providers;
         (iv) promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations; and
         (v) upon becoming a Covered Officer, affirm in writing to the Trust that the officer has received, read and understands the Code and, annually thereafter, affirm to the Trust that the officer has complied with the requirements of the Code.



SECTION 4. VIOLATIONS

         A Covered Officer shall notify the Chairman of the Committee promptly if the officer knows of any violation of this Code.